ARIEL INVESTMENT TRUST
ADDENDUM TO TRANSFER AGENT SERVICING AGREEMENT

THIS ADDENDUM dated as of this 20th day of October, 2008 to the Transfer Agent Servicing Agreement, dated as of July 6, 2007, (the “Agreement”) is entered into by and between ARIEL INVESTMENT TRUST, a Massachusetts business trust, (the “Trust”), and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to modify the Agreement; and

WHEREAS, Section 13 of the Agreement allows for its modification by written agreement executed by the parties; and

NOW THEREFORE, the parties agree to add the following provisions:

A.	Section 25 shall be added to the Agreement.

25.	USBFS Red Flag Identity Theft Prevention Program

The Trust acknowledges that it has had an opportunity to review, consider and comment upon the written procedures provided by USBFS describing various tools used by USBFS that are designed to promote the detection and reporting of identity theft  by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”).  Further, the Trust has determined that the Procedures, as part of the Trust’s overall Red Flag Identity Theft Prevention Program, are reasonably designed to prevent identity theft and to achieve compliance with the applicable provisions of the Fair and Accurate Credit Transactions Act of 2003 and the implementing regulations thereunder.  Based on this determination, the Trust hereby instructs and directs USBFS to implement the Procedures on the Trust’s behalf, as such may be amended or revised from time to time.  It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Trust’s identity theft responsibilities.

USBFS agrees to implement the Trust’s Identity Theft Prevention Program (the “Program”) and is responsible for the following:

A.   Identifying patterns, practices or specific activities that indicate the possible existence of fraud or attempted fraud that may be associated with identity theft (“Red Flags”) based upon an on-going risk assessment that includes an analysis of various risk factors such as:
(1) types of accounts;
(2) methods to open accounts;

(3) methods to access accounts;
(4) previous experience with identity theft;
(5) current experience with identity theft; and
(6) anticipated experience with identity theft based upon information gathered from both inside and outside sources such as affiliates, law enforcement and industry meetings.

           B.   Detecting Red Flags through the following sources:
(1) suspicious shareholder documentation;
(2) suspicious shareholder transactions;
(3) inconsistent shareholder information resulting from Anti-Money Laundering/Customer Identification Program reviews;
(4) inability to authenticate shareholder via telephone, internet or documentation requiring a signature guarantee;
(5) supervisory review and quality assurance checks; and
(6) fraud/AML software exception reports.

C.   Responding to Red Flags.  USBFS will take the necessary and appropriate action to respond to any Red Flag that may be indicative of identity theft including, among other actions, not opening an account, closing an account and/or filing a suspicious activity report (SAR-SF) with the Financial Crimes Enforcement Network (FinCEN).  The USBFS AML Officer, Identity Theft Coordinator or one of their designees may contact the Trust to alert it to potential identity theft activity and to involve the appropriate Trust personnel in the process as necessary.

D.  Updating the Program.  USBFS will modify the Trust’s Identity Theft Prevention Program as directed by the Trust’s Identity Theft Prevention Program Coordinator or as recommended by USBFS’ AML Officer and Identity Theft Program Coordinator as a result of new, or changes in the patterns of, any Red Flags, information received from law enforcement, industry partners or victims of identity theft.

E.   Reporting to the Trust’s Identity Theft Prevention Program Coordinator.  USBFS will provide quarterly reporting and certification to the Trust declaring that:

(1) it is implementing the Program on behalf of the Trust;
(2) it has policies and procedures in place to detect, prevent and mitigate identity theft for new and existing accounts;
(3) it will advise the Trust of any significant changes to the Program based upon, among other things, new identity theft risks that have been identified;
(4) it will inform the Trust of any identity theft incidents (including attempts) within the Funds during the previous quarter.

At least annually, USBFS will assist the Trust’s Chief Compliance Officer and the Trust’s staff in the preparation of a report that will (i) evaluate the effectiveness of the Program in addressing the risk of identity theft in connection with the opening of accounts and with respect to existing accounts, service provider arrangements, significant incidents involving identity theft and management’s response, (ii) recommend material changes to the Trust’s Program, and (iii) address any other material matters relating to the Trust’s Program that the Chief Compliance Officer deems appropriate.

F.  Recordkeeping.  USBFS will maintain all records or other documentation related to shareholder accounts and transactions therein in order to memorialize activities taken by USBFS in implementing its Procedures and make such records available for inspection by the Trust’s Chief Compliance Officer or regulatory or law enforcement authorities.  USBFS will create and maintain documentation to provide a basis to permit law enforcement agencies to prosecute any identity theft claims.   All records will be maintained in compliance with applicable laws and regulations.

Except to the extent supplemented hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ARIEL INVESTMENTS, LLC	U.S BANCORP FUND SERVICES, LLC

By: /s/ Anita M. Zagrodnik	By: /s/ Ian Martin

Name: Anita M. Zagrodnik	Name: Ian Martin

Title: Vice President – CCO	Title: Executive Vice President